cm 3/22

04003443

XCHANGE COMMISSION
ON, D.C. 20549

BB 3/11

Annual Audited Report Form X-17A-5 Part III	Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder	Sec File No. 8-53324

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 26 2004
DIVISION OF MARKET REGULATION

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Official Use Only

Peyton, Chandler & Sullivan, Inc Firm ID No. 113517

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

720 Sunrise Avenue, Suite 100-C
(No. and Street)

Roseville	California	95661
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Reyheena Eidarous, Fin-Op (949) 283-5591
(Area Code --Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mendoza Berger Company LLP
(Name -- if individual, state last, first, middle name)

5500 Trabuco Road, Suite 150	Irvine	California	92620
(Address)	City	State	Zip Code

CHECK ONE:

x Certified Public Accountant
_ Public Accountant
_ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, Reyheena Eidarous, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to the firm of Peyton, Chandler & Sullivan, Inc. (the "Company") as of December 31, 2003 and for the year then ended are true and correct. I further affirm that neither the Company nor any stockholder, officer or director has any proprietary interest in any account classified solely as that of a customer.

R. Eidarous
Signature

Fin Op
Title

Anastasia Kazyak
Notary Public

ANASTASIA KAZYAK
Commission # 1273510
Notary Public - California
Orange County
My Comm. Expires Aug 11, 2004

This report ** contains (check all applicable boxes):

(x) Independent Auditors' Report
(x) (a) Facing Page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Income (Loss).
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity.
( ) (f) Statement of Changes in Liabilities Subordinated to the Claims of General Creditors. (Not Applicable)
(x) Notes to Financial Statements.
(x) (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
( ) (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (Not Applicable)
( ) (i) Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (Not Applicable)
( ) (j) A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3. (Not Required)
( ) (k) A Reconciliation between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation. (Not Applicable)
(x) (1) An Oath or Affirmation.
( ) (m) A Copy of the SIPC Supplemental Report. (Not Required)
( ) (n) A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17e-5(e)(3).

Table of Contents

MENDOZA
BERGER
COMPANY, L.L.P.

Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

Board of Directors
Peyton, Chandler & Sullivan, Inc.
Roseville, California

We have audited the accompanying statement of financial condition of Peyton, Chandler & Sullivan, Inc., a California corporation (the Company) as of December 31, 2003, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Peyton, Chandler & Sullivan, Inc. at December 31, 2003 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mendoza Berger & Company, LLP

Mendoza Berger & Company, LLP

Irvine, California
January 29, 2004

PEYTON, CHANDLER & SULLIVAN, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Current assets:		
Cash	$	147
Accounts receivable, net of allowance for doubtful accounts of $22,500		13,626
Advances on investments		75,330
Securities owned (Note 3):		
Marketable securities		133,540
Prepaid expenses		4,249
Total current assets		226,892
Property and equipment, at cost, net of accumulated depreciation of $49,336 (Note 4)		122,173
Deferred tax asset (Note 6)		163,000
Deposits		51,013
Total assets	$	563,078

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:		
Bank overdraft	$	6,629
Accounts payable		5,054
Income taxes payable (Note 6)		21,000
Accrued liabilities		4,037
Total current liabilities		36,720
Commitments and contingent liabilities (Note 7)		-
Stockholders' equity:		
Preferred stock, no par value, 10,000,000 shares Authorized (Note 5):		
Series A, 88,144 shares issued and outstanding at December 31, 2003		308,500
Series B, 80,000 and 0 shares issued and outstanding at December 31, 2003 , respectively		118,960
Common stock, no par value; 40,000,000 shares authorized, 18,280,085 shares issued and outstanding at December 31, 2003		367,800
Accumulated deficit		(268,902)
Total stockholders' equity		526,358
Total liabilities and stockholders' equity	$	563,078

PEYTON, CHANDLER & SULLIVAN, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003

Revenues:		
Commissions	$	17,227
Consulting		266,250
Realized gain on sale of securities		316,964
Unrealized gain on securities		22,662
Other income		4,542
Total revenues		627,645
Expenses:		
Employee compensation and benefits		87,273
Bad debt expense		7,500
Consulting expense		169,759
Fees and charges		12,524
Rent		18,270
Legal and professional fees		18,441
Communications		8,994
Depreciation		18,087
Travel		9,617
Taxes and licenses		6,457
Office expense		3,630
Other		9,005
Total expenses		369,557
Income before provision for income taxes		258,088
Benefit from income taxes (Note 6)		139,308
Net income	$	397,396

PEYTON, CHANDLER & SULLIVAN, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

	Preferred Stock							
	Series A		Series B		Common Stock			
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Accumulated Deficit	Total
Balance at December 31, 2002	88,144	$ 308,500	80,000	$ 118,960	18,280,085	$ 367,800	$ (666,298)	$ 128,962
Net income	-	-	-	-	-	-	397,396	397,396
Balance at December 31, 2003	88,144	$ 308,500	80,000	$ 118,960	18,280,085	$ 367,800	$ (268,902)	$ 526,358

See independent auditors' report and accompanying notes

PEYTON, CHANDLER & SULLIVAN, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

Cash flows from operating activities:		
Net income	$	397,396
Adjustments to reconcile net income to net cash used by operating activities:		
Depreciation		18,087
Allowance for doubtful accounts		8,000
Unrealized gain on securities		(22,662)
Realized gain on securities		(316,964)
Changes in operating assets and liabilities:		
(Increase) decrease in assets:		
Accounts receivable		(5,970)
Receivable from clearing broker		-
Commission advances		12,330
Prepaid expenses		(2,040)
Advances on investment		(75,330)
Deferred tax asset		(163,000)
Increase (decrease) in liabilities:		
Accounts payable		(9,934)
Bank overdraft		6,629
Income tax payable		21,000
Accrued liabilities		(31,909)
Net cash used by operating activities		(164,367)
Cash flows from investing activities:		
Securities earned		(228,750)
Proceeds from the sale of securities		434,993
Purchase of property and equipment		(51,240)
Net cash provided by investing activities		155,003
Net decrease in cash		(9,364)
Cash, beginning of the period		9,511
Cash, end of the period	$	147
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Income taxes	$	2,692

PEYTON, CHANDLER & SULLIVAN, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2003

1. ORGANIZATION

Peyton, Chandler & Sullivan, Inc. (the Company), is a registered broker/dealer effective as of November 5, 2001, and all securities transactions for the accounts of its customers are cleared by another broker/dealer on a fully disclosed basis. The Company is licensed to engage in the following types of business: broker or dealer retailing corporate equities, broker or dealer retailing corporate debt securities, underwriting or selling group participant, mutual fund retailer, U.S. government securities dealer, broker or dealer selling variable life insurance or annuities and private placement of securities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements is in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Customer commission income and related commission and clearing expenses are recorded on a trade date basis.

Impairment of Long-Lived Assets

The Company reviews the carrying values of its long-lived and intangible assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. No impairment losses were recorded in 2003 .

Property and Equipment

Depreciation is computed using the straight-line method over the estimated useful lives; property and equipment are depreciated over 5 and 7 year. Depreciation expense for the year ended December 31, 2003 is $18,087.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

Deferred income taxes are reported using the liability method. Deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates in the date of enactment.

Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value. Receivables and payables are carried at cost or cost plus accrued interest, which approximate fair value.

3. SECURITIES OWNED

The Company's securities investments that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Trading securities are recorded at fair value on the balance sheet in current assets, with the change in fair value during the period included in revenues.

	For the year ended December 31, 2003		
	Gross Unrealized Gain	Gross Unrealized Loss	Fair Value
Trading securities:			
Marketable equity securities	$ 22,662	$ -	$ 133,540

4. PROPERTY AND EQUIPMENT

Property and equipment consist of the following at December 31, 2003:

Office furniture and equipment	$	120,269
Automobile		51,240
		171,509
Less: accumulated depreciation		(49,336)
	$	122,173

5. PREFERRED STOCK

Convertible Series A Preferred Stock

The features of the Convertible Series A Preferred Stock include a) a liquidation preference equal to the original purchase price, b) a right to convert the shares to Common Stock at a conversion rate of the original purchase price divided by the conversion price, c) automatic conversion into common stock upon the earlier of, a public offering of common stock of not less than $10,000,000, the merger or consolidation of the Company with any other corporation for aggregate consideration of more than $10.00 per share of common stock, or an election by the holders of at least two-thirds of the then outstanding shares of Convertible Series A Preferred d) antidilutive provisions, e) voting rights equal to the number of shares of Common Stock issuable if the shares were converted, f) dividends payable at 8% per share when and if declared by the Company's Board of Directors, g) registration rights, h) redemption rights at the option of the stockholders and the Company.

Convertible Series B Preferred Stock

The Company issued 80,000 shares of Convertible Series B Preferred Stock, no par value, at an issue price of $1.50 per share during the year ended December 31, 2002. The Company realized proceeds from the issuance of $118,690 net of issuing costs.

5. **PREFERRED STOCK** (Continued)

Convertible Series B Preferred Stock (Continued)

The features of the Convertible Series B Preferred Stock include a) a liquidation preference equal to the original purchase price, b) a right to convert the shares to Common Stock at a conversion rate of the original purchase price divided by the conversion price, c) automatic conversion into common stock upon the earlier of, a public offering of common stock of not less than $10,000,000, the merger or consolidation of the Company with any other corporation for aggregate consideration of more than $10.00 per share of common stock, or an election by the holders of at least two-thirds of the then outstanding shares of Convertible Series B Preferred d) antidilutive provisions, e) voting rights equal to the number of shares of Common Stock issuable if the shares were converted, f) dividends payable at a variable rate of 10% of the profits of the market making desk with the institutional desk and a minimum of 8% per share when and if declared by the Company's Board of Directors, g) registration rights h) redemption rights at the option of the Company.

6. **INCOME TAXES**

The components of the provision for income taxes is as follows for the year ended December 31, 2003:

Current tax expense:	
Federal	$ -
State	(23,692)
	(23,692)
Deferred tax expense:	
Federal	(106,000)
State	10,000
	(96,000)
Total provision before valuation allowance	(119,692)
Change in valuation allowance	259,000
Total benefit from income taxes	$ 139,308

6. **INCOME TAXES** (Continued)

The reconciliation of the effective income tax rate to the Federal statutory rate for the year ended December 31, 2003 are as follows:

Federal income tax rate	34.0%
State income tax rate, net of Federal benefit	5.8%
Effective income tax rate	39.8%

At December 31, 2003, the Company had federal net carry-forward losses of approximately $380,000 and California net carry-forward losses of $520,000. Federal net operating loss carry-forwards expire in 2021 through 2023. California net operating loss carry-forwards expire in 2011 through 2013.

Deferred tax assets and liabilities reflect the net tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities at December 31, 2003 are as follows:

Deferred income tax asset:		
Net operating loss carry-forwards	$	173,000
		173,000
Deferred income tax liability:		
Unrealized gain on marketable securities		(10,000)
Deferred income tax asset, net before valuation allowance		163,000
Less: valuation allowance		-
Deferred income tax asset, net	$	163,000

SFAS No. 109 requires a valuation allowance to be recorded when it is more likely than not that some or all of the deferred tax assets will not be realized. At December 31, 2002 a valuation allowance for $259,000 was recorded due to uncertainties as to the amount of taxable income that would be generated in future year and therefore limited the recognition of the income tax benefit as of December 31, 2001. The Company restored the entire valuation allowance in 2003, as the Company utilized the entire federal net operating loss and anticipates utilizing the California operating losses in future year.

7. COMMITMENTS AND CONTINGENT LIABILITIES

Settlement of Securities Transactions

The Company is obligated to settle transactions with brokers and other financial institutions even if its customers fail to meet their obligations to the Company. Customers are required to complete their transactions on the settlement date, generally three business days after trade date. If customers do not fulfill their contractual obligations, the Company may incur losses. The Company has established procedures to reduce this risk by requiring deposits from customers for certain types of trades.

Leases

The Company leases its premises under a one year operating lease which expires on August 31, 2004. Future minimum lease payments under the operating lease at December 31, 2003 are $8,820.

Rent expense for the year ended December 31, 2003 was $18,270.

8. CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities. Counterparties to these activities primarily include broker/dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

9. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $111,074, which was $106,074 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.33 to 1.

10. RESERVE REQUIREMENTS FOR BROKERS OR DEALERS

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(ii) of such rule) of the Securities Exchange Act of 1934 as an introducing broker or dealer that carries no customer accounts, promptly transmits all customer funds and delivers all customer securities received to the clearing broker, and does not otherwise hold funds or securities of customers or dealers. Because of such exemption, the Company is not required to prepare a determination of reserve requirement for brokers or dealers.

SUPPLEMENTAL SCHEDULES

PEYTON, CHANDLER & SULLIVAN, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2003

Net capital:		
Total stockholders' equity from statement of financial condition		$ 526,358
Deductions:		
Non-allowable assets:		
Advances on investment	$ 75,330	
Deferred tax asset	163,000	
Prepaid expenses	4,249	
Rental deposit	1,600	
Property and equipment	122,173	
Accounts receivable	12,500	378,852
Tentative net capital		147,506
Haircuts		36,432
Net capital		$ 111,074
Total aggregate indebtedness		$ 36,720
Minimum net capital required		$ 5,000
Excess net capital		$ 106,074
Ratio of aggregate indebtedness to net capital		0.33 to 1
Reconciliation with Company's computation (included in Part II-A of form X-17A-5 as of December 31, 2003):		
Net capital as reported in Company's Part II-A (unaudited) FOCUS report		$ 132,074
Audit adjustment for income taxes payable		(21,000)
Net capital per above		$ 111,074

PEYTON, CHANDLER & SULLIVAN, INC.
SCHEDULE II
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF
THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2003

Not applicable.

PEYTON, CHANDLER & SULLIVAN, INC.
SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2003

Not applicable.

PEYTON, CHANDLER & SULLIVAN, INC.
SCHEDULE IV
SCHEDULE OF SEGREGATION REQUIREMENTS AND
FUNDS IN SEGREGATION FOR CUSTOMERS'
REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS
FOR THE YEAR ENDED DECEMBER 31, 2003

Not applicable.

MENDOZA
BERGER
COMPANY, L.L.P.
Certified Public Accountants

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

Board of Directors
Peyton, Chandler & Sullivan, Inc.
Roseville, California

In planning and performing our audit of the financial statements and supplemental schedules of Peyton, Chandler & Sullivan, Inc. (the Company) , for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mendoza Berger & Company, LLP

Mendoza Berger & Company, LLP

Irvine, California
January 29, 2004